Docebo Inc. Announces Voting Results from its Annual General Meeting of Shareholders Toronto, Ontario, June 17, 2021 – Docebo Inc. (NASDAQ: DCBO; TSX: DCBO) (“Docebo” or the “Company”) announced today the results of voting at its annual general meeting of shareholders held on June 17, 2021 (the “Meeting”). Each of the seven nominees listed in the Company’s management information circular dated May 5, 2021 provided in connection with the Meeting were elected as directors of the Company. Docebo received proxies and virtual votes at the Meeting as set out below: Nominee Votes For % of Votes For Votes Withheld % of Votes Withheld Jason Chapnik 23,532,924 98.9% 275,065 1.1% Claudio Erba 23,759,928 99.8% 48,061 0.2% James Merkur 23,759,792 99.8% 48,197 0.2% Kristin Halpin 23,539,776 98.9% 268,213 1.1% Steven E. Spooner 23,361,888 98.1% 446,101 1.9% William Anderson 23,715,019 99.6% 92,970 0.4% Trisha Price 23,715,319 99.6% 92,670 0.4% In addition, Docebo reports that an ordinary resolution approving the appointment of KPMG LLP as Docebo’s auditors for the 2021 fiscal year was passed by 97.3% of the votes represented at the Meeting. Details of the voting results on all matters considered at the Meeting are available in the Company’s report of voting results, which is available under Docebo’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. About Docebo Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and understand the business impact of their learning experiences. With Docebo’s multi-product learning suite, enterprises around the world are equipped to tackle any learning challenge and create a true learning culture within their organization.

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